SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997

                                     OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____ to ____.



Commission file number     001-11519


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             PROFIT SHARING PLAN OF
                 BINDLEY WESTERN INDUSTRIES, INC. & SUBSIDIARIES


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        BINDLEY WESTERN INDUSTRIES, INC.
                     10333 North Meridian Street, Suite 300
                           Indianapolis, Indiana 46290

                              REQUIRED INFORMATION


Item4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


Financial Statements and Exhibits

(a)  Financial Statements

    Report of Independent Accountants

     Financial Statements:

        Statement of Net Assets Available for Plan Benefits, with Fund
          Information, at December 31, 1997 and 1996

        Statement of Changes in Net Assets Available for Plan Benefits, with
          Fund Information, for the Year Ended December 31, 1997

        Notes to Financial Statements

     Schedules *:

        Schedule of Assets Held for Investment Purposes at December 31, 1997
         (Schedule I)

       Schedule of Reportable Transactions for the Year Ended December 31, 1997
         (Schedule V)

    *Note - Other schedules have been omitted because they are not applicable.

(b)      Exhibits

         23 - Consent of Price Waterhouse LLP





Profit Sharing Plan of Bindley Western Industries,
Inc. and Subsidiaries
Financial Statements
As of December 31, 1997 and 1996 and for the year ended
December 31, 1997.

                       Report of Independent Accountants

June 8, 1998

To the Participants and Administrator of the Profit Sharing Plan of Bindley Western Industries, Inc.
and Subsidiaries

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and V and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Profit Sharing  Plan of
Bindley Western Industries, Inc. and Subsidiaries
Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1997
--------------------------------------------------------------------------------





                                                                           Victory                   Victory      Victory
                                                               BWI       Investment     Victory      Special     U.S. Gov't
                                                              Common    Quality Bond    Balanced      Value     Obligations
                                                              Stock         Fund          Fund     Stock Fund       Fund


Assets
Investments, at fair value:
Key Trust Mutual Funds
   Victory Prime Obligations Fund                           $ 11,715
   Victory Investment Quality Bond Fund                                   384,404
   Victory Balanced Fund                                                                2,143,468
   Victory Special Value Stock Fund                                                                   1,355,213
   Victory U.S. Government Obligations Fund                                                                        3,667,604
   American Europacific Growth Fund
   American Washington Mutual Investors Fund
Bindley Western Industries Common Stock                      4,626,742
Loans to participants
                                                            -----------------------------------------------------------------------

   Total investments                                         4,638,457    384,404       2,143,468     1,355,213    3,667,604

Receivables:
Employer contributions                                         254,371     69,571         249,327       165,576      426,221
Employee contributions                                           3,808      1,081           4,987         2,285        3,082
Accrued investment income                                           92          -               -             -            -
                                                            ------------------------------------------------------------------------

   Total assets                                              4,896,728    455,056       2,397,782     1,523,074    4,096,907

Liabilities
Other liabilities                                               (4,498)      (188)           (545)         (346)      (2,512)
                                                            ------------------------------------------------------------------------

   Net assets available for plan benefits                   $ 4,892,23   $ 454,868     $ 2,397,237  $ 1,522,728  $ 4,094,395
                                                            ========================================================================


                                                                            American
                                                             American      Washington
                                                            EuroPacific  Mutual Investors   Loan
                                                            Growth Fund        Fund          Fund        Total

Assets
Investments, at fair value:
Key Trust Mutual Funds
   Victory Prime Obligations Fund                                                                      $ 11,715
   Victory Investment Quality Bond Fund                                                                 384,404
   Victory Balanced Fund                                                                              2,143,468
   Victory Special Value Stock Fund                                                                   1,355,213
   Victory U.S. Government Obligations Fund                                                           3,667,604
   American Europacific Growth Fund                            525,524                                  525,524
   American Washington Mutual Investors Fund                                 3,219,190                3,219,190
Bindley Western Industries Common Stock                                                               4,626,742
Loans to participants                                                                      71,823        71,823
                                                              -------------------------------------------------
   Total investments                                           525,524       3,219,190     71,823    16,005,683

Receivables:
Employer contributions                                          91,905         319,241          -     1,576,212
Employee contributions                                           1,500           5,444          -        22,187
Accrued investment income                                            -               -          -            92
                                                              --------------------------------------------------
   Total assets                                                618,929       3,543,875     71,823    17,604,174

Liabilities
Other liabilities                                                 (198)           (759)         -        (9,046)
                                                               -------------------------------------------------
   Net assets available for plan benefits                     $ 618,731     $ 3,543,116   $ 71,823 $ 17,595,128
                                                               =================================================


Profit Sharing  Plan of
Bindley Western Industries, Inc. and Subsidiaries
Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1996
--------------------------------------------------------------------------------

                                                                Fund Information



                                                                   Victory                       Victory         Victory
                                                     BWI          Investment       Victory       Special         U.S. Gov't
                                                   Common        Quality Bond     Balanced        Value         Obligations
                                                    Stock            Fund           Fund        Stock Fund         Fund

Assets
Investments, at fair value:
Key Trust Mutual Funds
   Victory Prime Obligations Fund                   $ 14,260
   Victory Investment Quality Bond Fund                            260,699
   Victory Balanced Fund                                                          1,649,571
   Victory Special Value Stock Fund                                                              972,962
   Victory U.S. Gov't Obligations Fund                                                                           3,564,031
   American EuroPacific Growth Fund
   American Washington Mutual Investors Fund
Bindley Western Industries Common Stock            2,359,778
Loans to participants
                                                 ------------    ------------- -------------    ---------       ----------

   Total investments                               2,374,038       260,699       1,649,571       972,962         3,564,031

Receivables:
Employer contributions                               196,111        64,282         222,361       139,978           361,826
Employee contributions                                 2,952           915           3,704         1,600             2,500
Accrued investment income                                                                                           17,348
Net pending transfers
   (to) from other funds                                             8,794             238          8,794          (17,497)
                                                 ------------    ------------- ------------      ----------        --------

   Total assets                                     2,573,101      334,690       1,875,874      1,123,334         3,928,208

Liabilities
Other liabilities                                      (1,221)        (355)           (781)          (554)           (1,005)
                                                  ------------    ------------  -----------      ----------        ---------

   Net assets available for plan benefits          $2,571,880   $ 334,335     $ 1,875,093    $ 1,122,780       $ 3,927,203
                                                  ============    ============  ===========     ===========       ==========



                                                                           American
                                                    American              Washington
                                                   EuroPacific         Mutual Investors         Loan
                                                  Growth Fund               Fund                Fund           Total

Assets
Investments, at fair value:
Key Trust Mutual Funds
   Victory Prime Obligations Fund                                                                              14,260
   Victory Investment Quality Bond Fund                                                                       260,699
   Victory Balanced Fund                                                                                    1,649,571
   Victory Special Value Stock Fund                                                                           972,962
   Victory U.S. Gov't Obligations Fund                                                                      3,564,031
   American EuroPacific Growth Fund                 287,266                                                   287,266
   American Washington Mutual Investors Fund                              2,089,820                         2,089,820
Bindley Western Industries Common Stock                                                                     2,359,778
Loans to participants                                                                          46,619          46,619
                                                 ----------              ----------            ------       ---------
   Total investments                                287,266               2,089,820            46,619      11,245,006

Receivables:
Employer contributions                               75,560                 274,454                         1,334,572
Employee contributions                                  969                   4,038                            16,678
Accrued investment income                                                       329              368           18,045
Net pending transfers
   (to) from other funds                                                       (329)                                -
                                                  ---------                ---------           ------      ----------
   Total assets                                     363,795               2,368,312           46,987       12,614,301

Liabilities
Other liabilities                                      (220)                   (818)            (368)          (5,322)
                                                  ---------                ---------           ------      ----------
   Net assets available for plan benefits         $ 363,575              $ 2,367,494         $ 46,619    $ 12,608,979
                                                  =========                =========           ======      ==========




Profit Sharing  Plan of
Bindley Western Industries, Inc. and Subsidiaries
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------


                                                                Fund Information



                                                           Victory                               Victory            Victory
                                                BWI        Investment            Victory         Special           U.S. Gov't
                                              Common     Quality Bond          Balanced          Value           Obligations
                                               Stock          Fund                Fund          Stock Fund           Fund

Contributions:
           Employer                          $ 254,371      $ 69,571            $ 249,327        $ 165,576          $ 426,221
           Employee                            153,889        46,902              184,198          127,486             98,196
           Rollovers                            35,510        13,075               34,634           16,434              2,859
                                           ------------    ----------            --------         ----------        ---------

                  Total contributions          443,770       129,548              468,159          309,496            527,276
                                           ------------    ----------            --------         ----------        ---------

Investment  Income:
           Interest and dividends               12,623        19,991              165,828          104,428               193
           Net appreciation (depreciation)
             in fair value of investments    1,579,880         8,797              190,660          194,024           186,345
                                            ------------    --------             ---------        ----------        ---------

                 Total investment income     1,592,503        28,788              356,488          298,452           186,538
                                            ------------    ---------            ---------        ---------          -------

                 Total additions             2,036,273       158,336              824,647          607,948           713,814

Distributions to participants                 (115,391)      (30,334)            (135,609)        (111,332)         (273,714)
Administrative expenses                         (9,636)       (1,013)              (2,268)          (1,589)           (4,984)
Net transfers (to) from other funds            409,104        (6,456)            (164,626)         (95,079)         (267,924)
                                            ------------     ---------           ---------        ---------         ---------

Net increase in net assets available
           for plan benefits                 2,320,350       120,533              522,144          399,948           167,192

Beginning of year                            2,571,880       334,335            1,875,093        1,122,780         3,927,203
                                            ------------     ---------           ---------       ---------          --------

End of year                                $ 4,892,230     $ 454,868          $ 2,397,237       $1,522,728        $ 4,094,395
                                            ============    ===========         ==========      ==========        ==========



                                                                    American
                                              American             Washington
                                             EuroPacific       Mutual Investors        Loan
                                             Growth Fund              Fund             Fund           Total

Contributions:
           Employer                          $ 91,905             $ 319,241          $  -          $ 1,576,212
           Employee                            86,275               250,751             -              947,697
           Rollovers                           12,752                 9,162             -              124,426
                                             -----------         ----------          -------        -----------
                    Total contributions       190,932               579,154             -            2,648,335
                                             -----------         ----------          -------        -----------
Investment  Income:
           Interest and dividends              43,998               225,698           3,310            576,069
           Net appreciation (depreciation
                in fair value of investmets    (7,439)              565,739               -          2,718,006
                                             ---------              -------          -------        ----------
                    Total investment income    36,559               791,437            3,310         3,294,075
                                             ---------              -------          -------        ----------
                    Total additions           227,491             1,370,591            3,310         5,942,410

Distributions to participants                  (3,723)             (244,669)         (18,405)         (933,177)
Administrative expenses                          (943)               (2,651)               -           (23,084)
Net transfers (to) from other funds            32,331                52,351           40,299                 -
                                             ---------           -----------         --------       -----------
Net increase in net assets available
           for plan benefits                  255,156             1,175,622           25,204         4,986,149

Beginning of year                             363,575             2,367,494           46,619        12,608,979
                                             ---------           ----------          --------       ----------
End of year                                 $ 618,731           $ 3,543,116         $ 71,823      $ 17,595,128
                                             =========           ==========          ========       ==========

Profit Sharing Plan of
Bindley Western Industries, Inc. and Subsidiaries
Notes to Financial Statements
As of December 31, 1997 and 1996 and for the year ended December 31, 1997



1.    Description of the Plan

      The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

      General
      The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries (the "Company").

      Effective January 1, 1994, the Company adopted the Society Prism Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January 1, 1979.

      Participation
      Employees are eligible to participate in the Plan on January 1, April 1, July 1, or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve month period during which the employee has completed not fewer than 1,000 hours of service.

      Administration
      The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

      Contributions and Allocations to Participants
      The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The 1997 profit sharing contribution was $1,576,212.

      Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $9,500 for 1997. Participants may also make qualified rollover contributions to the Plan.

      Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.

      Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 1997 and 1996, forfeited nonvested accounts totaled $117,999 and $136,269, respectively.

      Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

      Effective October 1, 1997, the Plan was amended to allow the employees of Tennessee Wholesale Drug Company and Groveway Pharmacy, which were acquired by the Company in 1997, to become immediately eligible to participate in the Plan. Also, the participants' balances from their previous employee benefit plans became eligible for rollover into the Plan.

      Effective October 1, 1997, the Board of Directors of the Company amended the Plan, replacing one committee member.

      Vesting and Distributions
      A participant's interest in his employee contributions and the earnings thereon are 100% vested at all times.

      Effective January 1, 1989, a participant's interest in his profit sharing account is vested as shown:

           Number of Years                            Percentage
             of Service                                 Vested
                  Fewer than 3                             0%
                  3                                       20%
                  4                                       40%
                  5                                       60%
                  6                                       80%
                  7 or more                              100%

      In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

      Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime +1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

      All distributions to participants must be approved by the Committee.

      Plan funds
      Under the Prism Plan,  participants are able to direct their contributions
      among  seven  investment  options.   The  investment  funds  available  to
      participants in 1997 are as follows:

      1.   Victory   Investment   Quality  Bond  Fund  -  invests  primarily  in
           investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

      2. Victory Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

      3. Victory Special Value Stock Fund - invests primarily in common stocks of small and medium-sized companies.

      4. Bindley Western Industries Common Stock Fund - invests in the common stock of the Company.

      5. Victory U.S. Government Obligations Fund - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

      6. American EuroPacific Growth Fund - invests in small and large companies based in industrial nations as well as smaller, developing nations.

      7. American Washington Mutual Investors Fund - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

      Fund transfers
      Transfers  between  funds  result  from  participants   redirecting  their
      contributions between the funds listed above.


2.    Significant Accounting Policies

      Basis of accounting
      The accounts of the Plan are maintained on the accrual basis of accounting.

      Investments and investment income
      Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

      Payment of Benefits Benefits are recorded when paid.

      Use of Estimates
      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3.    Party-in-Interest

      Participants in the Plan may invest their contributions/account balances in a Bindley Western Industries, Inc. Common Stock Fund, which primarily holds shares of the Company's common stock. At December 31, 1997, this fund held 149,854 shares with a historical cost of $2,727,939 and a market value of $4,626,742. At December 31, 1996, this fund held 121,795 shares with a historical cost of $1,970,827 and a market value of $2,359,778.


4.     Income Tax Status

      The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


5.     Difference from Form 5500

      Amounts due to participants for distributions at December 31, 1997, was $292. This amount is not reflected in the Statement of Net Assets Available for Plan Benefits, with Fund Information, or the Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information. However, a liability is reflected in Form 5500.

Profit Sharing Plan of
Bindley Western Industries, Inc. and Subsidiaries                      Form 5500
Schedule of Assets Held for Investment Purposes                      Item 27 (a)
December 31, 1997                                                     Schedule I
--------------------------------------------------------------------------------



                                                                                                                             Current
                    Identity of Issue            Description of Investment                       Cost                        Value
--------------------------------------     --------------------------------               --------------               -------------

American EuroPacific Growth Fund *               Registered Investment Company                 $ 526,466                   $ 525,524

Victory Special Value Stock Fund *               Registered Investment Company                 1,119,772                   1,355,213

Victory Balance Fund *                           Registered Investment Company                 1,808,265                   2,143,468

American Washington Mutual Investors Fund *      Registered Investment Company                 2,569,735                   3,219,190

Victory U.S. Government Obligations Fund*        Registered Investment Company                 3,386,359                   3,667,604

Bindley Western Industries Common Stock Fund *   Equity securities of Bindley Western          2,739,654                   4,638,457
                                                 Industries, Inc.

Victory Investment Quality Bond Fund *           Registered Investment Company                   374,223                     384,404

Loans to participants (Interest rates of 8.25% to 9.25%) *                                        71,823                      71,823
                                                                                           -------------               -------------

                                                                                            $ 12,596,297                $ 16,005,683

                                                                                          ==============               =============

* Denotes party-in-interest.

Profit Sharing Plan of
Bindley Western Industries, Inc. and Subsidiaries                      Form 5500
Schedule of Reprotable Transactions                                  Item 27 (d)
For the year ended December 31, 1997                                 Schedule V
--------------------------------------------------------------------------------


                                                                                   Number of
                                                                                   Purchases/   Purchase      Selling    Transaction
   Identity of Party Involved                  Description of asset                 Sales        Price         Price        Expenses
----------------------------------  -------------------------------------------   --------------------------------------------------

Key Trust Company of Indiana, N.A.  Victory U.S. Government Obligations Fund          61        $ 859,064                        -

Key Trust Company of Indiana, N.A.  American Washington Mutual Investors Fund         83          936,196                        -

Key Trust Company of Indiana, N.A.  Victory Balanced Fund                             78          658,809                        -

Key Trust Company of Indiana, N.A.  Bindley Western Industries Common Stock Fund      77          946,357                     3,242

Key Trust Company of Indiana, N.A.  Victory Prime Obligation Money Market Fund        35        1,156,813                        -

Key Trust Company of Indiana, N.A.  Victory U.S. Government Obligations Fund          56                       941,693           -

Key Trust Company of Indiana, N.A.  Victory Prime Obligation Money Market Fund        30                     1,159,358           -




                                                                                                    Current Value
                                                                                                     of Asset on
                                                                                                      Transaction      Net Gain
   Identity of Party Involved                  Description of asset                  Cost                Date          or (loss)
----------------------------------  -------------------------------------------   ------------------------------------------------

Key Trust Company of Indiana, N.A.  Victory U.S. Government Obligations Fund         $859,064              859,064            0

Key Trust Company of Indiana, N.A.  American Washington Mutual Investors Fund         936,196              936,196            0

Key Trust Company of Indiana, N.A.  Victory Balanced Fund                             658,809              658,809            0

Key Trust Company of Indiana, N.A.  Bindley Western Industries Common Stock Fund      943,115              943,115            0

Key Trust Company of Indiana, N.A.  Victory Prime Obligation Money Market Fund      1,156,813            1,156,813            0

Key Trust Company of Indiana, N.A.  Victory U.S. Government Obligations Fund          889,950              941,693       51,743

Key Trust Company of Indiana, N.A.  Victory Prime Obligation Money Market Fund      1,159,358            1,159,358            0







                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         PROFIT SHARING PLAN OF BINDLEY
                                         WESTERN INDUSTRIES, INC. & SUBSIDIARIES

Date: June 29, 1998                                 By/s/Marion McDermott
                                                    Name:Marion McDermott
                                                    Title: Plan Administrator